September 6, 2018

David Chang, M.D., Ph.D.
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, CA 94080

       Re: Allogene Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 10, 2018
           CIK No. 0001737287

Dear Mr. Chang, M.D., Ph.D.:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your statements regarding the "unprecedented efficacy data" of autologous cell therapies; that your platform "builds on the success of autologous therapy"; and that you have a "deep pipeline" of product candidates targeting "multiple validated . . . antigens."
        As currently drafted, these statements could imply that the FDA has approved, or will more easily approve, your product candidates. Please revise throughout the prospectus to remove any implication that your product candidates are more likely than others to receive
 David Chang, M.D., Ph.D.
FirstName LastNameDavid Chang, M.D., Ph.D.
Allogene Therapeutics, Inc.
Comapany 6, 2018
September NameAllogene Therapeutics, Inc.
September 6, 2018 Page 2
Page 2
FirstName LastName
         FDA approval or explain to us why these statements are appropriate given the stage of your product candidates.
Our Pipeline, page 2

2. Please quantify and describe the most common adverse events you reference in the carryover bullet point at the top of page 3 or include a cross-reference to the discussion on page 97.
3. Please either identify the "multiple undisclosed" programs or remove them from the the pipeline table here and on pages 82 and 93. The table is intended to provide information about your product candidates in development that are reasonably likely to result in an approved product in the foreseeable future. Unless an indication and a compound have been identified, the product is too preliminary for inclusion in the table.
4. Please clarify what you mean by the "complete response" and "minimum residual disease negative" in the carryover paragraph at the top of page 3.
5. Please include columns for Phase 2 and Phase 3 in your product pipeline table here and on pages 82 and 93.
Implications of Being an Emerging Growth Company, page 6

6. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 58

7. We note your disclosure that you intend to use net proceeds to fund portion of the costs for the ongoing UCART19 CALM and PALL clinical trials; the planned UCART19
         CALM II and PALL II clinical trials; the planned clinical trial of ALLO-501; and the planned clinical trial of ALLO-715. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K. Certain Relationships and Related Party Transactions
Investor Agreements, page 156

8. To the extent any of the amended and restated investor rights agreements, amended and restated voting agreement, and amended and restated right of first refusal and co-sale agreement will remain in effect after the initial public offering, please describe their material terms and file them as exhibits to your registration statement.
 David Chang, M.D., Ph.D.
Allogene Therapeutics, Inc.
September 6, 2018
Page 3

       You may contact Paul Cline at (202) 551-3851 or Mark Brunhofer at (202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Chang, M.D., Ph.D.
                                                          Division of
Corporation Finance
Comapany NameAllogene Therapeutics, Inc.
                                                          Office of Healthcare
& Insurance
September 6, 2018 Page 3
cc:       Charles J. Bair, Esq.
FirstName LastName